Table of Contents

Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Third Quarter 2026
(Unaudited) (1)

Dollars in thousands, except per share and unit	Actual Results 3Q 2026	Actual Results YTD 2026	Guidance for 4Q 2026	Guidance for Full-Year 2026
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	**$216,094**	**$474,960**	--	--
Net income/(loss) attributable to common stockholders	**$214,869**	**$471,290**	--	--
Income/(loss) per weighted average common share, diluted	**$0.67**	**$1.45**	$0.13 to $0.15	$1.58 to $1.60
Per Share Metrics				
FFO per common share and unit, diluted	**$0.62**	**$1.85**	$0.63 to $0.65	$2.48 to $2.50
FFO as Adjusted per common share and unit, diluted	**$0.65**	**$1.90**	$0.63 to $0.65	$2.54 to $2.56
Dividend declared per share and unit	**$0.435**	**$1.305**	$0.435	$1.74 (2)
Same-Store Operating Metrics				
Revenue growth/(decline) (Straight-line basis)	**1.8%**	**1.6%**	--	1.40% to 1.80%
Expense growth	**2.2%**	**3.2%**	--	2.70% to 3.10%
NOI growth/(decline) (Straight-line basis)	**1.6%**	**0.8%**	--	0.80% to 1.20%
Physical Occupancy	**96.5%**	**96.6%**	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	44,765	135	80.6%
Stabilized, Non-Mature	1,116	3	1.5%
Acquired Communities	835	3	0.6%
Development	51	1	-0.1%
Pending Joint Venture Portfolio Communities (3)	7,059	19	9.7%
Non-Residential / Other	N/A	N/A	1.5%
Joint Venture (4)	5,761	23	6.2%
Total completed	59,587	184	100.0%
Held for Disposition	396	1	-
Under Development	634	1	-
Total Quarter-end (4)(5)	60,617	186	100.0%

Balance Sheet Metrics (adjusted for non-recurring items)	3Q 2026	3Q 2025
Consolidated Interest Coverage Ratio	5.1x	5.0x
Consolidated Fixed Charge Coverage Ratio	5.0x	4.9x
Consolidated Debt as a percentage of Total Assets	32.3%	32.6%
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	5.5x	5.5x




101 N. Meridian, Tampa, FL – 3Q 2026 Same-Store Addition

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2026.
(3) Represents 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.
(4) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(5) Excludes homes that are part of the Debt and Preferred Equity Program as described in Attachment 10.

Attachment 1

Consolidated Statements of Operations
(Unaudited) (1)

In thousands, except per share amounts	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
REVENUES:				
Rental income	$ 424,581	$ 429,294	$ 1,270,835	$ 1,272,131
Joint venture management and other fees	3,500	2,570	8,494	7,080
Total revenues	428,081	431,864	1,279,329	1,279,211
OPERATING EXPENSES:				
Property operating and maintenance	80,981	79,373	238,044	230,976
Real estate taxes and insurance	57,002	57,786	173,707	173,539
Property management	13,799	13,952	41,302	41,344
Other operating expenses	10,039	6,975	32,420	22,787
Real estate depreciation and amortization	161,569	165,926	482,957	490,511
General and administrative	20,559	22,732	58,637	62,156
Casualty-related charges/(recoveries), net	548	1,755	9,350	8,434
Other depreciation and amortization	3,479	7,009	10,265	21,463
Total operating expenses	347,976	355,508	1,046,682	1,051,210
Gain/(loss) on sale of real estate owned	190,084	-	383,204	47,939
Operating income	270,189	76,356	615,851	275,940
Income/(loss) from unconsolidated entities	1,613	14,011	24,580	23,454
Interest expense	(48,583)	(50,569)	(144,799)	(146,935)
Interest income and other income/(expense), net	8,144	3,714	13,174	13,769
Income/(loss) before income taxes	231,363	43,512	508,806	166,228
Tax (provision)/benefit, net	(489)	(382)	(1,373)	(798)
Net Income/(loss)	230,874	43,130	507,433	165,430
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(14,768)	(2,709)	(32,438)	(10,593)
Net (income)/loss attributable to noncontrolling interests	(12)	(12)	(35)	(35)
Net income/(loss) attributable to UDR, Inc.	216,094	40,409	474,960	154,802
Distributions to preferred stockholders - Series E (Convertible)	(1,225)	(1,211)	(3,670)	(3,628)
Net income/(loss) attributable to common stockholders	$ 214,869	$ 39,198	$ 471,290	$ 151,174
Income/(loss) per weighted average common share - basic:	$0.67	$0.12	$1.46	$0.46
Income/(loss) per weighted average common share - diluted:	$0.67	$0.12	$1.45	$0.46
Common distributions declared per share	$0.435	$0.43	$1.305	$1.29
Weighted average number of common shares outstanding - basic	320,634	330,668	323,607	330,692
Weighted average number of common shares outstanding - diluted	324,012	331,241	326,790	331,443

(1) See Attachment 14 for definitions and other terms.

Attachment 2

Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
Net income/(loss) attributable to common stockholders	$ 214,869	$ 39,198	$ 471,290	$ 151,174
Real estate depreciation and amortization	161,569	165,926	482,957	490,511
Noncontrolling interests	14,780	2,721	32,473	10,628
Real estate depreciation and amortization on unconsolidated joint ventures	15,073	12,021	41,411	38,245
Net (gain)/loss on consolidation	(3,181)	-	(3,456)	(286)
Net (gain)/loss on the sale of depreciable real estate owned, net of tax	(190,069)	-	(383,159)	(47,939)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 213,041	$ 219,866	$ 641,516	$ 642,333
Distributions to preferred stockholders - Series E (Convertible) [2]	1,225	1,211	3,670	3,628
FFO attributable to common stockholders and unitholders, diluted	$ 214,266	$ 221,077	$ 645,186	$ 645,961
FFO per weighted average common share and unit, basic	$ 0.62	$ 0.62	$ 1.85	$ 1.82
FFO per weighted average common share and unit, diluted	$ 0.62	$ 0.62	$ 1.85	$ 1.81
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	342,656	353,484	345,912	353,543
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	346,034	356,873	349,095	357,110
Impact of adjustments to FFO:				
Legal and other costs	$ 5,512	$ 2,683	$ 19,113	$ 9,846
Realized and unrealized (gain)/loss on real estate technology investments	9	(3,736)	(14,148)	(3,305)
Severance costs	4,438	7,214	4,970	8,737
Software transition related costs	-	3,329	-	9,263
Casualty-related charges/(recoveries)	548	1,755	9,350	8,434
Total impact of adjustments to FFO	$ 10,507	$ 11,245	$ 19,285	$ 32,975
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 224,773	$ 232,322	$ 664,471	$ 678,936
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.65	$ 0.65	$ 1.90	$ 1.90
Recurring capital expenditures, inclusive of unconsolidated joint ventures	(32,607)	(32,238)	(81,772)	(79,844)
AFFO attributable to common stockholders and unitholders, diluted	$ 192,166	$ 200,084	$ 582,699	$ 599,092
AFFO per weighted average common share and unit, diluted	$ 0.56	$ 0.56	$ 1.67	$ 1.68

(1) See Attachment 14 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2026 and September 30, 2025. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.

Attachment 3

Consolidated Balance Sheets
(Unaudited) (1)

In thousands, except share and per share amounts	September 30, 2026	December 31, 2025
ASSETS		
Real estate owned:		
Real estate held for investment	$ 16,403,674	$ 16,415,000
Less: accumulated depreciation	(7,510,899)	(7,374,546)
Real estate held for investment, net	8,892,775	9,040,454
Real estate under development		
(net of accumulated depreciation of $170 and $0)	170,221	72,885
Real estate held for disposition		
(net of accumulated depreciation of $34,253 and $0)	20,327	-
Total real estate owned, net of accumulated depreciation	9,083,323	9,113,339
Cash and cash equivalents	1,184	1,222
Restricted cash	35,778	35,710
Notes receivable, net	90,480	149,979
Investment in and advances to unconsolidated joint ventures, net	659,105	886,492
Operating lease right-of-use assets	184,642	187,624
Other assets	246,704	231,308
Total assets	$ 10,301,216	$ 10,605,674
LIABILITIES AND EQUITY		
Liabilities:		
Secured debt	$ 931,510	$ 961,180
Unsecured debt	4,824,801	4,860,189
Operating lease liabilities	180,026	182,963
Real estate taxes payable	67,342	45,640
Accrued interest payable	26,978	51,698
Security deposits and prepaid rent	57,330	61,205
Distributions payable	150,907	151,934
Accounts payable, accrued expenses, and other liabilities	134,557	142,102
Total liabilities	6,373,451	6,456,911
Redeemable noncontrolling interests in the OP and DownREIT Partnership	799,194	859,966
Equity:		
Preferred stock, no par value; 50,000,000 shares authorized at September 30, 2026 and December 31, 2025:		
2,600,678 shares of 8.00% Series E Cumulative Convertible issued		
and outstanding (2,600,678 shares at December 31, 2025)	43,192	43,192
9,776,269 shares of Series F outstanding (10,105,845 shares at December 31, 2025)	1	1
Common stock, $0.01 par value; 450,000,000 shares authorized at September 30, 2026 and December 31, 2025:		
321,267,264 shares issued and outstanding (328,273,044 shares at December 31, 2025)	3,213	3,283
Additional paid-in capital	7,218,648	7,480,594
Distributions in excess of net income	(4,140,208)	(4,240,268)
Accumulated other comprehensive income/(loss), net	3,389	1,660
Total stockholders' equity	3,128,235	3,288,462
Noncontrolling interests	336	335
Total equity	3,128,571	3,288,797
Total liabilities and equity	$ 10,301,216	$ 10,605,674

(1) See Attachment 14 for definitions and other terms.

Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2026	December 31, 2025
Common shares	321,267,264	328,273,044
Restricted unit and common stock equivalents	-	158,633
Operating and DownREIT Partnership units	22,038,469	22,531,708
Series E cumulative convertible preferred shares [2]	2,815,608	2,815,608
Total common shares, OP/DownREIT units, and common stock equivalents	346,121,341	353,778,993

Weighted Average Number of Shares Outstanding	3Q 2026	3Q 2025
Weighted average number of common shares and OP/DownREIT units outstanding - basic	342,656,376	353,483,759
Weighted average number of OP/DownREIT units outstanding	(22,022,120)	(22,815,748)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	320,634,256	330,668,011
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	346,033,790	356,872,397
Weighted average number of OP/DownREIT units outstanding	(22,022,120)	(22,815,748)
Weighted average number of Series E cumulative convertible preferred shares outstanding	-	(2,815,608)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	324,011,670	331,241,041

	Year-to-Date 2026	Year-to-Date 2025
Weighted average number of common shares and OP/DownREIT units outstanding - basic	345,912,330	353,542,541
Weighted average number of OP/DownREIT units outstanding	(22,305,807)	(22,850,921)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	323,606,523	330,691,620
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	349,095,345	357,109,033
Weighted average number of OP/DownREIT units outstanding	(22,305,807)	(22,850,921)
Weighted average number of Series E cumulative convertible preferred shares outstanding	-	(2,815,608)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	326,789,538	331,442,504

(1) See Attachment 14 for definitions and other terms.
(2) At September 30, 2026 and December 31, 2025 there were 2,600,678 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,815,608 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

Attachment 4(B)

Selected Financial Information
September 30, 2026
(Unaudited) (1)

Debt Structure, In thousands		Balance		% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 907,503		15.7%	3.46%	3.0
	Floating	27,000		0.5%	2.79%	5.5
	Combined	934,503		16.2%	3.44%	3.1
Unsecured	Fixed	3,925,000	(2)	68.0%	3.17%	4.6
	Floating	909,558		15.8%	4.24%	0.5
	Combined	4,834,558		83.8%	3.37%	3.8
Total Debt	Fixed	4,832,503		83.7%	3.22%	4.3
	Floating	936,558		16.3%	4.20%	0.6
	Combined	5,769,061		100.0%	3.38%	3.7
	Total Non-Cash Adjustments (3)	(12,750)				
	Total per Balance Sheet	$ 5,756,311			3.45%	

Debt Maturities, In thousands

	Secured Debt (4)	Unsecured Debt	Revolving Credit Facilities & Comm. Paper (5) (6) (7)	Balance	% of Total	Weighted Average Interest Rate
2026	$ 26,700	$ -	$ 700,000	$ 726,700	12.6%	4.11%
2027	6,939	300,000	34,558	341,497	5.9%	3.62%
2028	166,526	300,000	-	466,526	8.1%	3.72%
2029	315,811	650,000	-	965,811	16.7%	4.06%
2030	230,597	600,000	-	830,597	14.4%	3.34%
2031	160,930	600,000	-	760,930	13.2%	2.92%
2032	27,000	400,000	-	427,000	7.4%	2.14%
2033	-	650,000	-	650,000	11.3%	1.99%
2034	-	600,000	-	600,000	10.4%	4.04%
2035	-	-	-	-	-	-
Thereafter	-	-	-	-	-	-
	934,503	4,100,000	734,558	5,769,061	100.0%	3.38%
Total Non-Cash Adjustments (3)	(2,993)	(9,757)	-	(12,750)		
Total per Balance Sheet	$ 931,510	$ 4,090,243	$ 734,558	$ 5,756,311		3.45%

(1) See Attachment 14 for definitions and other terms.
(2) Includes amounts on our $350.0 million unsecured Term Loan that have been swapped to fixed. The amounts swapped to fixed are $175.0 million at a weighted average rate of 4.04% that expires in October 2027. The amounts that have not been swapped to fixed carry an interest rate of SOFR plus 85.0 basis points. The $350.0 million Term Loan has a maturity date of January 2029 plus two one-year extension options.
(3) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(4) Includes principal amortization, as applicable.
(5) The 2026 maturity reflects the $700.0 million of principal outstanding at an interest rate of 4.15%, the equivalent of SOFR plus a spread of 25.0 basis points, on the Company's unsecured commercial paper program as of September 30, 2026. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at September 30, 2026. The facility has a maturity date of August 2028, plus two six-month extension options and currently carries an interest rate equal to SOFR plus 77.5 basis points.
(7) There was $34.6 million outstanding on our $75.0 million working capital credit facility at September 30, 2026. The facility has a maturity date of January 2027 plus two one-year extension options. The working capital credit facility currently carries an interest rate equal to SOFR plus 77.5 basis points.

Attachment 4(C)

Selected Financial Information

(Dollars in Thousands)

(Unaudited) [1]

Coverage Ratios	Quarter Ended September 30, 2026
Net income/(loss)	$ 230,874
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	48,583
Real estate depreciation and amortization	161,569
Other depreciation and amortization	3,479
Tax provision/(benefit), net	489
Net (gain)/loss on the sale of depreciable real estate owned	(190,084)
Net (gain)/loss on consolidation	(3,181)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	21,889
EBITDAre	$ 273,618
Casualty-related charges/(recoveries), net	548
Legal and other costs	5,512
Realized and unrealized (gain)/loss on real estate technology investments	(27)
Severance costs	4,438
(Income)/loss from unconsolidated entities	(1,613)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(21,889)
Management fee expense on unconsolidated joint ventures	(1,176)
Consolidated EBITDAre - adjusted for non-recurring items	$ 259,411
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 1,037,644
Interest expense, including debt extinguishment and other associated costs	48,583
Capitalized interest expense	2,560
Total interest	$ 51,143
Preferred dividends	$ 1,225
Total debt	$ 5,756,311
Cash	(1,184)
Net debt	$ 5,755,127
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.1x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**5.0x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**5.5x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	30.9% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	8.6%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	373.3%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.3% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.5x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	5.2%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	321.4%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2026 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,892	$ 257,568	89.9%	$ 14,986,286	90.1%
Encumbered assets	7,330	29,030	10.1%	1,642,359	9.9%
	54,222	$ 286,598	100.0%	$ 16,628,645	100.0%

(1) See Attachment 14 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.

Attachment 5

Operating Information
(Unaudited) (1)

Dollars in thousands	Total Homes	Quarter Ended September 30, 2026	Quarter Ended June 30, 2026	Quarter Ended March 31, 2026	Quarter Ended December 31, 2025	Quarter Ended September 30, 2025
Revenues						
Same-Store Communities	44,765	$ 359,317	$ 356,302	$ 351,125	$ 352,318	$ 353,038
Stabilized, Non-Mature Communities	1,116	7,034	6,854	5,612	4,070	2,698
Acquired Communities	835	2,653	79	-	-	-
Development Communities	51	71	2	-	-	-
Pending Joint Venture Portfolio Communities (2)	7,059	43,328	43,537	43,144	43,456	43,663
Non-Residential / Other	-	8,036	7,333	7,148	7,321	7,475
Total	53,826	$ 420,439	$ 414,107	$ 407,029	$ 407,165	$ 406,874
Expenses						
Same-Store Communities		$ 115,471	$ 112,252	$ 116,848	$ 110,143	$ 112,946
Stabilized, Non-Mature Communities		2,449	2,419	1,855	1,269	1,007
Acquired Communities		884	50	-	-	-
Development Communities		247	37	-	-	-
Pending Joint Venture Portfolio Communities (2)		14,033	13,394	13,775	13,340	13,194
Non-Residential / Other		3,506	2,461	2,982	3,622	3,364
Total (3)		$ 136,590	$ 130,613	$ 135,460	$ 128,374	$ 130,511
Net Operating Income						
Same-Store Communities		$ 243,846	$ 244,050	$ 234,277	$ 242,175	$ 240,092
Stabilized, Non-Mature Communities		4,585	4,435	3,757	2,801	1,691
Acquired Communities		1,769	29	-	-	-
Development Communities		(176)	(35)	-	-	-
Pending Joint Venture Portfolio Communities (2)		29,295	30,143	29,369	30,116	30,469
Non-Residential / Other		4,530	4,872	4,166	3,699	4,111
Total		$ 283,849	$ 283,494	$ 271,569	$ 278,791	$ 276,363
Operating Margin						
Same-Store Communities		67.9%	68.5%	66.7%	68.7%	68.0%
Weighted Average Physical Occupancy						
Same-Store Communities		96.5%	96.7%	96.6%	96.9%	96.7%
Stabilized, Non-Mature Communities		96.7%	95.8%	94.5%	94.4%	91.5%
Acquired Communities		75.4%	88.0%	-	-	-
Development Communities		22.9%	-	-	-	-
Pending Joint Venture Portfolio Communities (2)		96.7%	96.7%	96.5%	96.5%	96.3%
Other (4)		96.8%	96.3%	96.5%	96.9%	96.3%
Total		96.2%	96.6%	96.5%	96.8%	96.6%
Sold and Held for Disposition Communities (5)						
Revenues	396	$ 4,142	$ 8,826	$ 16,292	$ 21,660	$ 22,420
Expenses (3)		1,393	2,564	5,131	5,899	6,648
Net Operating Income/(Loss)		$ 2,749	$ 6,262	$ 11,161	$ 15,761	$ 15,772
Total	54,222	$ 286,598	$ 289,756	$ 282,730	$ 294,552	$ 292,135

Non-Mature Home Breakout - By Date

	Category	# of Homes	Market	Estimated Same-Store Quarter (6)
Broadridge	Stabilized, Non-Mature	478	Philadelphia, PA	1Q27
The Enclave at Potomac Club	Stabilized, Non-Mature	406	Metropolitan DC	1Q27
Meetinghouse	Stabilized, Non-Mature	232	Portland, OR	3Q27
Heirloom	Acquired	286	Portland, OR	3Q27
Junction	Acquired	66	Los Angeles, CA	4Q27
North Grove	Acquired	483	Other Southern CA	1Q29
3099 Iowa	Development	51	Other Southern CA	1Q29
Total		2,002		

(1) See Attachment 14 for definitions and other terms.
(2) Represents 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.
(5) Home count represents a Held for Disposition community at September 30, 2026. The revenues, expenses, and net operating income/(loss) represent both the Held for Disposition and Sold communities during the periods presented.
(6) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.

Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) (1)(2)

Year-Over-Year Comparison	% of 3Q 2026 SS Operating Expenses	3Q 2026	3Q 2025	% Change
Personnel	14.5%	$ 16,761	$ 16,220	3.3%
Utilities	14.7%	17,013	16,027	6.2%
Repair and maintenance	20.2%	23,361	22,886	2.1%
Administrative and marketing	8.1%	9,372	9,214	1.7%
Controllable expenses	57.5%	66,507	64,347	3.4%
Real estate taxes	39.0%	$ 44,881	$ 43,988	2.0%
Insurance	3.5%	4,083	4,611	-11.5%
Same-Store operating expenses	100.0%	$ 115,471	$ 112,946	2.2%
Same-Store Homes	44,765			

Sequential Comparison	% of 3Q 2026 SS Operating Expenses	3Q 2026	2Q 2026	% Change
Personnel	14.5%	$ 16,761	$ 16,549	1.3%
Utilities	14.7%	17,013	15,892	7.1%
Repair and maintenance	20.2%	23,361	21,804	7.1%
Administrative and marketing	8.1%	9,372	8,825	6.2%
Controllable expenses	57.5%	66,507	63,070	5.4%
Real estate taxes	39.0%	$ 44,881	$ 44,869	0.0%
Insurance	3.5%	4,083	4,313	-5.3%
Same-Store operating expenses	100.0%	$ 115,471	$ 112,252	2.9%
Same-Store Homes	44,765			

Year-to-Date Comparison	% of YTD 2026 SS Operating Expenses	YTD 2026	YTD 2025	% Change
Personnel	14.7%	$ 50,174	$ 48,492	3.5%
Utilities	14.7%	50,230	46,921	7.1%
Repair and maintenance	19.5%	66,327	64,370	3.0%
Administrative and marketing	7.8%	26,496	25,733	3.0%
Controllable expenses	56.7%	193,227	185,516	4.2%
Real estate taxes	39.6%	$ 134,682	$ 131,526	2.4%
Insurance	3.7%	12,733	13,121	-3.0%
Same-Store operating expenses	100.0%	$ 340,642	$ 330,163	3.2%
Same-Store Homes	44,350			

(1) See Attachment 14 for definitions and other terms.
(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

Attachment 7

Apartment Home Breakout
Portfolio Overview as of Quarter Ended September 30, 2026 (Unaudited) (1)

	Same-Store Homes	Non-Mature Homes (2)	Pending Joint Venture Portfolio Homes (3)	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes (4)	Total Homes (incl. JV) (4)	Revenue Per Occupied Home (Incl. JV at Share)(5)
West Region							
Orange County, CA	4,201	-	104	4,305	701	5,006	$ 3,282
San Francisco, CA	3,317	-	-	3,317	602	3,919	4,093
Seattle, WA	2,291	-	-	2,291	284	2,575	3,005
Los Angeles, CA	1,225	66	-	1,291	340	1,631	3,485
	11,034	**66**	**104**	**11,204**	**1,927**	**13,131**	
Northeast Region							
Boston, MA	3,753	-	914	4,667	876	5,543	3,365
New York, NY	1,945	-	-	1,945	710	2,655	5,607
Philadelphia, PA	1,172	478	-	1,650	290	1,940	2,580
	6,870	**478**	**914**	**8,262**	**1,876**	**10,138**	
Mid-Atlantic Region							
Metropolitan DC	8,077	406	646	9,129	360	9,489	2,562
Baltimore, MD	1,291	-	430	1,721	-	1,721	2,156
	9,368	**406**	**1,076**	**10,850**	**360**	**11,210**	
Southwest Region							
Dallas, TX	7,449	-	-	7,449	-	7,449	1,812
Austin, TX	1,630	-	250	1,880	-	1,880	1,715
	9,079	**-**	**250**	**9,329**	**-**	**9,329**	
Southeast Region							
Tampa, FL	3,131	-	810	3,941	-	3,941	2,219
Orlando, FL	1,604	-	1,689	3,293	200	3,493	1,897
	4,735	**-**	**2,499**	**7,234**	**200**	**7,434**	
Other Markets (6)	**3,679**	**1,052**	**2,216**	**6,947**	**1,398**	**8,345**	2,111
Totals	**44,765**	**2,002**	**7,059**	**53,826**	**5,761**	**59,587**	**$ 2,698**
Communities (7)	**135**	**7**	**19**	**161**	**23**	**184**	

	Homes	Communities
Total completed homes	**59,587**	**184**
Held for Disposition	396	1
Under Development (8)	634	1
Total Quarter-end homes and communities	**60,617**	**186**

(1) See Attachment 14 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition.

(3) Represents 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

(4) Represents unconsolidated joint venture operating homes at 100 percent. Excludes unconsolidated joint venture held for disposition communities. See Attachment 10 for UDR's unconsolidated joint venture and partnership ownership interests.

(5) Represents unconsolidated joint ventures at UDR's ownership interests. Excludes unconsolidated joint venture held for disposition communities. See Attachment 10 for UDR's unconsolidated joint venture and partnership ownership interests.

(6) Other Markets include Denver (292 homes), Palm Beach (636 Pending JV homes), Inland Empire (1,192 homes), San Diego (163 wholly owned, 264 JV homes), Portland (738 wholly owned, 256 JV homes), Richmond (841 wholly owned, 518 JV homes), Nashville (772 wholly owned, 746 Pending JV homes, 360 JV homes) and Monterey Peninsula (733 wholly owned, 834 Pending JV homes).

(7) Represents communities where 100 percent of all development homes have been completed.

(8) See Attachment 9 for UDR's developments and ownership interests.

Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2026
(Unaudited) [(1)(2)]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2026 NOI	Physical Occupancy 3Q 2026	Revenue per Occupied Home 3Q 2026	% Increase/(Decrease) over Prior Year Quarter: Revenue	Expense	NOI	Physical Occupancy	Revenue per Occupied Home
West Region									
Orange County, CA	4,201	12.7%	96.7%	$ 3,297	3.0%	1.8%	3.3%	0.1%	2.8%
San Francisco, CA	3,317	11.1%	97.1%	3,957	9.0%	5.5%	10.5%	-0.5%	9.5%
Seattle, WA	2,291	6.0%	96.5%	3,016	2.0%	4.7%	1.0%	0.5%	1.4%
Los Angeles, CA	1,225	3.2%	95.8%	3,296	-1.5%	0.6%	-2.4%	-0.5%	-1.0%
	11,034	**33.0%**	**96.7%**	**3,437**	**4.3%**	**3.6%**	**4.6%**	**0.0%**	**4.3%**
Northeast Region									
Boston, MA	3,753	11.4%	96.2%	3,603	0.2%	3.0%	-0.9%	-0.4%	0.6%
New York, NY	1,945	7.3%	97.6%	5,544	5.1%	3.6%	6.4%	-0.2%	5.3%
Philadelphia, PA	1,172	2.6%	96.8%	2,688	3.5%	-12.1%	11.9%	-0.2%	3.7%
	6,870	**21.3%**	**96.7%**	**3,996**	**2.5%**	**1.6%**	**3.0%**	**-0.3%**	**2.8%**
Mid-Atlantic Region									
Metropolitan DC	8,077	16.5%	96.0%	2,595	-0.1%	2.8%	-1.6%	-0.8%	0.7%
Baltimore, MD	1,291	2.1%	96.4%	2,145	3.1%	4.3%	2.3%	0.5%	2.6%
	9,368	**18.6%**	**96.1%**	**2,533**	**0.2%**	**3.0%**	**-1.1%**	**-0.7%**	**0.9%**
Southwest Region									
Dallas, TX	7,449	9.8%	96.8%	1,812	0.4%	1.2%	-0.1%	-0.1%	0.4%
Austin, TX	1,630	1.9%	97.1%	1,667	-3.4%	-8.3%	0.2%	0.0%	-3.3%
	9,079	**11.7%**	**96.9%**	**1,786**	**-0.3%**	**-0.6%**	**-0.1%**	**0.0%**	**-0.3%**
Southeast Region									
Tampa, FL	3,131	5.8%	96.9%	2,307	-0.9%	0.8%	-1.7%	0.7%	-1.6%
Orlando, FL	1,604	2.5%	96.9%	1,939	-1.0%	4.1%	-3.3%	0.1%	-1.1%
	4,735	**8.3%**	**96.9%**	**2,182**	**-0.9%**	**1.8%**	**-2.2%**	**0.5%**	**-1.4%**
Other Markets	**3,679**	**7.1%**	**95.6%**	**2,271**	**0.3%**	**5.4%**	**-1.6%**	**-0.4%**	**0.7%**
Total/Weighted Avg.	**44,765**	**100.0%**	**96.5%**	**$ 2,772**	**1.8%**	**2.2%**	**1.6%**	**-0.2%**	**2.0%**

(1) See Attachment 14 for definitions and other terms.

(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company’s financial statements.

Table of Contents

Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2026
(Unaudited) (1)(2)

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2026 NOI	Physical Occupancy 3Q 2026	Revenue per Occupied Home 3Q 2026	% Increase/(Decrease) over Last Quarter				
					Revenue	Expense	NOI	Physical Occupancy	Revenue per Occupied Home
West Region									
Orange County, CA	4,201	12.7%	96.7%	$ 3,297	1.5%	6.1%	0.3%	0.4%	1.0%
San Francisco, CA	3,317	11.1%	97.1%	3,957	3.0%	8.0%	1.0%	-0.7%	3.7%
Seattle, WA	2,291	6.0%	96.5%	3,016	0.3%	6.3%	-1.7%	-0.7%	1.1%
Los Angeles, CA	1,225	3.2%	95.8%	3,296	0.3%	5.4%	-2.0%	0.0%	0.2%
	11,034	**33.0%**	**96.7%**	**3,437**	**1.7%**	**6.8%**	**-0.1%**	**-0.2%**	**1.8%**
Northeast Region									
Boston, MA	3,753	11.4%	96.2%	3,603	-0.1%	-2.0%	0.7%	-0.6%	0.6%
New York, NY	1,945	7.3%	97.6%	5,544	3.9%	4.5%	3.4%	0.0%	3.8%
Philadelphia, PA	1,172	2.6%	96.8%	2,688	0.7%	-8.1%	5.0%	-0.2%	0.9%
	6,870	**21.3%**	**96.7%**	**3,996**	**1.6%**	**0.4%**	**2.2%**	**-0.4%**	**1.9%**
Mid-Atlantic Region									
Metropolitan DC	8,077	16.5%	96.0%	2,595	-0.3%	4.8%	-2.7%	-0.6%	0.3%
Baltimore, MD	1,291	2.1%	96.4%	2,145	0.6%	-3.2%	3.0%	-0.5%	1.2%
	9,368	**18.6%**	**96.1%**	**2,533**	**-0.2%**	**3.7%**	**-2.1%**	**-0.6%**	**0.4%**
Southwest Region									
Dallas, TX	7,449	9.8%	96.8%	1,812	0.4%	4.7%	-2.1%	0.2%	0.1%
Austin, TX	1,630	1.9%	97.1%	1,667	0.3%	-4.4%	3.8%	0.3%	0.1%
	9,079	**11.7%**	**96.9%**	**1,786**	**0.4%**	**3.0%**	**-1.2%**	**0.3%**	**0.1%**
Southeast Region									
Tampa, FL	3,131	5.8%	96.9%	2,307	-0.2%	-6.9%	3.5%	0.3%	-0.4%
Orlando, FL	1,604	2.5%	96.9%	1,939	-0.6%	4.0%	-2.8%	0.2%	-0.9%
	4,735	**8.3%**	**96.9%**	**2,182**	**-0.3%**	**-3.8%**	**1.5%**	**0.3%**	**-0.6%**
Other Markets	**3,679**	**7.1%**	**95.6%**	**2,271**	**0.1%**	**4.0%**	**-1.3%**	**0.3%**	**-0.1%**
Total/Weighted Avg.	**44,765**	**100.0%**	**96.5%**	**$ 2,772**	**0.8%**	**2.9%**	**-0.1%**	**-0.1%**	**1.0%**

(1) See Attachment 14 for definitions and other terms.

(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

Table of Contents

Attachment 8(C)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2026
(Unaudited) (1)(2)

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2026 NOI	Physical Occupancy YTD 2026	Revenue per Occupied Home YTD 2026	% Increase/(Decrease) over Prior Year: Revenue	Expense	NOI	Physical Occupancy	Revenue per Occupied Home
West Region									
Orange County, CA	4,201	12.8%	96.4%	$ 3,265	2.3%	3.7%	1.8%	-0.6%	2.9%
San Francisco, CA	3,317	11.0%	97.5%	3,824	7.8%	7.7%	7.8%	0.1%	7.6%
Seattle, WA	2,291	6.1%	96.9%	2,982	1.4%	4.8%	0.2%	0.0%	1.4%
Los Angeles, CA	1,225	3.3%	96.0%	3,280	-0.7%	3.4%	-2.5%	-0.5%	-0.1%
	11,034	**33.2%**	**96.8%**	**3,376**	**3.6%**	**5.3%**	**3.0%**	**-0.2%**	**3.8%**
Northeast Region									
Boston, MA	3,753	11.4%	96.4%	3,571	0.8%	4.2%	-0.6%	-0.7%	1.4%
New York, NY	1,945	7.2%	97.9%	5,367	4.4%	2.2%	6.3%	0.0%	4.4%
Philadelphia, PA	1,172	2.5%	96.7%	2,655	3.6%	1.8%	4.5%	-0.3%	4.0%
	6,870	**21.1%**	**96.9%**	**3,923**	**2.5%**	**3.0%**	**2.2%**	**-0.4%**	**2.9%**
Mid-Atlantic Region									
Metropolitan DC	8,077	17.0%	96.3%	2,583	0.6%	3.7%	-0.8%	-0.9%	1.5%
Baltimore, MD	1,291	2.1%	96.5%	2,121	1.5%	4.9%	-0.4%	-0.1%	1.5%
	9,368	**19.1%**	**96.3%**	**2,519**	**0.7%**	**3.8%**	**-0.8%**	**-0.7%**	**1.5%**
Southwest Region									
Dallas, TX	7,364	10.0%	96.8%	1,781	-0.1%	1.2%	-0.9%	-0.2%	0.2%
Austin, TX	1,630	1.9%	96.8%	1,671	-4.5%	-4.9%	-4.1%	-0.5%	-4.0%
	8,994	**11.9%**	**96.8%**	**1,761**	**-0.9%**	**0.0%**	**-1.5%**	**-0.3%**	**-0.6%**
Southeast Region									
Tampa, FL	2,801	4.9%	96.7%	2,217	-1.8%	0.9%	-3.1%	0.0%	-1.8%
Orlando, FL	1,604	2.6%	96.6%	1,944	-0.9%	1.5%	-2.0%	-0.2%	-0.7%
	4,405	**7.5%**	**96.7%**	**2,118**	**-1.5%**	**1.1%**	**-2.8%**	**0.0%**	**-1.4%**
Other Markets	**3,679**	**7.2%**	**95.5%**	**2,259**	**0.4%**	**4.2%**	**-1.0%**	**-0.6%**	**1.0%**
Total/Weighted Avg.	**44,350**	**100.0%**	**96.6%**	**$ 2,736**	**1.6%**	**3.2%**	**0.8%**	**-0.4%**	**2.0%**

(1) See Attachment 14 for definitions and other terms.

(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

Attachment 8(D)

Same-Store Operating Information By Major Market
September 30, 2026
(Unaudited) (1)(2)

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	3Q 2026	3Q 2026	3Q 2026	3Q 2026	3Q 2025	YTD 2026	YTD 2025
West Region	5.4%	5.7%	5.2%	44.2%	47.0%	38.7%	39.3%
Northeast Region	3.4%	1.5%	4.5%	50.2%	53.7%	38.5%	40.9%
Mid-Atlantic Region	0.2%	-6.6%	4.5%	49.0%	51.1%	36.2%	39.9%
Southwest Region	-1.8%	-7.2%	1.9%	48.3%	55.3%	40.8%	43.5%
Southeast Region	-1.4%	-6.4%	3.0%	56.2%	59.8%	44.7%	48.9%
Other Markets	-0.5%	-5.3%	2.7%	43.9%	48.4%	36.9%	40.0%
Total/Weighted Avg.	2.0%	-1.2%	4.1%	48.0%	51.7%	39.0%	41.4%

(1) See Attachment 14 for definitions and other terms.

(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

Attachment 9

Development and Land Summary
September 30, 2026
(Dollars in Thousands)
(Unaudited) [(1)]

Wholly-Owned

Community	Market	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction											
3099 Iowa	Other Southern CA	300	51	$ 121,913	$ 133,600	$ 445	1Q25	3Q26	1Q27	16.7%	10.3%
4848 at Alex West	Metropolitan DC	385	-	48,478	181,300	471	2Q26	4Q28	2Q29	N/A	N/A
Total Under Construction		**685**	**51**	**$ 170,391**	**$ 314,900**	**$ 460**					
Total - Wholly Owned		**685**	**51**	**$ 170,391**	**$ 314,900**	**$ 460**					

NOI From Wholly-Owned Projects	3Q 26
Projects Under Construction	$ (176)
Total	**$ (176)**

Land Summary	Location	UDR Ownership Interest	Real Estate Cost Basis
Total Land (6 parcels)	**Various**	**100%**	**$ 218,338**

(1) See Attachment 14 for definitions and other terms.

Attachment 10

Joint Ventures and Debt and Preferred Equity Program Summary
September 30, 2026
(Dollars in Thousands)
(Unaudited) (1)(2)

Unconsolidated Joint Ventures and Partnerships

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 3Q 26	Total Rev. per Occ. Home 3Q 26	Net Operating Income UDR's Share 3Q 26	Net Operating Income UDR's Share YTD 26
UDR / MetLife	50%	8	2,127	96.1%	$ 4,169	$ 7,960	$ 27,750
UDR / LaSalle	51%	10	2,924	96.7%	2,377	7,321	20,578
UDR / Carmel Partners	50%	5	710	96.5%	5,957	3,399	5,427
Total		**23**	**5,761**	**96.5%**	**$ 3,468**	**$ 18,680**	**$ 53,755**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets (3)	Total Project Debt (3)	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,090,970	$ 616,374	$ 45,102	4.24%	2027-2030
UDR / LaSalle	958,346	406,546	218,164	5.38%	2028-2033
UDR / Carmel Partners	674,812	227,347	140,779	2.86%	2031
Total	**$ 2,724,128**	**$ 1,250,267**	**$ 404,045**	**4.36%**	

Debt and Preferred Equity Program (4)(5)

Investment Classifications	# of Commitments	UDR Investment Commitment	UDR Investment Balance	Contractual Return Rate	Weighted Avg. Years to Maturity
Communities - Loans (6)	2	$ 74,830	$ 84,992	8.8%	3.6
Communities - Preferred Equity (7)(8)	6	157,601	160,933	10.2%	2.5
Total Debt and Preferred Equity Program	**8**	**$ 232,431**	**$ 245,925**	**9.8%**	**2.9**

	3Q 26
Income/(loss) from investments	$ 12,406

Other Unconsolidated Investments (9)	UDR Investment (10) Commitment	UDR Investment (10) Funded	UDR Investment (10) Balance	Income/(Loss) from Investments 3Q 26 (11)
Total Real Estate Technology and Sustainability Investments	$ 169,000	$ 140,725	$ 162,801	$ (2)

(1) See Attachment 14 for definitions and other terms.
(2) Excludes the joint venture with Apollo, comprising 19 communities totaling 7,059 apartment homes, which had not closed as of September 30, 2026. The transaction closed on October 30, 2026, and the joint venture will be consolidated within the Company’s financial statements.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(5) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amounts funded plus accrued and unpaid return prior to the period end as well as any non-cash impairment losses or loan reserves.
(6) In September 2026, UDR acquired a 483-home apartment community located in Riverside, CA, for an incremental cash outlay of $160.3 million, by repaying the joint venture’s first mortgage loan and obtaining the developer’s interest through a deed in lieu of foreclosure. As a result, the joint venture became wholly owned, and UDR began consolidating the community. As part of the transaction, UDR settled its $88.7 million mezzanine loan investment.
(7) During the quarter, UDR received full repayment of $29.5 million from its preferred equity investment in a community located in Orlando, FL, upon the recapitalization of the joint venture.
(8) In July 2026, UDR acquired a 286-home apartment community located in Portland, OR, for an incremental cash outlay of $74.7 million, by repaying the joint venture’s first mortgage loan and liquidating its joint venture interest. As a result, the joint venture became wholly owned, and UDR began consolidating the community. As part of the transaction, UDR settled its $27.5 million preferred equity investment.
(9) Other unconsolidated investments represent UDR’s investments in nine real estate technology and climate technology funds.
(10) Investment commitment represents maximum equity contractually required to be funded, and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amounts funded plus undistributed realized/unrealized gain/(loss), less $32.0 million of cash and stock distributed prior to the period end.
(11) Income/(loss) from investments is deducted/added back to FFOA.

Attachment 11

Acquisitions, Dispositions, and Debt and Preferred Equity Program Summary
September 30, 2026
(Dollars in Thousands)
(Unaudited) (1)

Dispositions - Wholly-Owned

Date of Sale	Community	Market	Price (2)	# of Homes	Price per Home
Mar-26	Steele Creek	Denver, CO	$ 137,300	218	$ 630
Mar-26	Rodgers Forge	Baltimore, MD	105,200	498	211
Mar-26	Milehouse	Seattle, WA	78,500	177	444
Mar-26	Summit West	Tampa, FL	41,000	266	154
Jun-26	Legacy Hill	Nashville, TN	41,500	206	201
Jul-26	Carrington Hills	Nashville, TN	46,060	360	261
Jul-26	Island Square	Seattle, WA	157,000	235	668
Sep-26	Brookridge	Nashville, TN	26,000	177	147
			$ 632,560	**2,137**	**$ 296**

Consolidations - Debt and Preferred Equity Program (3)

Date of Consolidation	Community	Market	Consolidation Value	# of Homes	Value per Home
Apr-26	Meetinghouse	Portland, OR	$ 73,300	232	$ 316
Jun-26	Junction	Los Angeles, CA	46,300	66	702
Jul-26	Heirloom	Portland, OR	104,300	286	365
Sep-26	North Grove	Other Southern CA	250,100	483	518
			$ 474,000	**1,067**	**$ 444**

Investments - Debt and Preferred Equity Program

Date of Investment	Investment Classification	Market	UDR Investment Commitment	Contractual Return Rate
May-26	Communities - Loans (4)	New York, NY	$ 50,000	7.75%
			$ 50,000	**7.75%**

Redemptions - Debt and Preferred Equity Program (5)

Date of Redemption	Investment Classification	Market	UDR Initial Investment Commitment	Proceeds Received at Redemption	Proceeds Received Life to Date
Feb-26	Communities - Preferred Equity	Various	$ 102,000	$ 104,822	$ 132,600
Feb-26	Communities - Preferred Equity	Washington, DC	52,163	34,042	72,515
Aug-26	Communities - Preferred Equity	Orlando, FL	16,044	29,461	29,461
			$ 170,207	**$ 168,325**	**$ 234,576**

(1) See Attachment 14 for definitions and other terms.
(2) Price represents 100% of the asset, except for Carrington Hills, which was sold to the LaSalle Joint Venture and represents the 49% interest not retained by UDR. UDR’s ownership after the transaction is 51%. Number of homes and price per home represent 100% of each asset.
(3) See footnotes 6 and 8 on Attachment 10 for details.
(4) The loan investment's effective interest rate is approximately 8.0%, including the impact of the loan origination fee.
(5) See footnote 7 on Attachment 10 for details.

Attachment 12

Capital Expenditure and Repair and Maintenance Summary
September 30, 2026
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Three Months Ended September 30, 2026	Cost per Home	Nine Months Ended September 30, 2026	Cost per Home
Average number of homes [3]	53,453		54,106	
Total Recurring Cap Ex	**$ 30,368**	**$ 568**	**$ 76,967**	**$ 1,423**
NOI Enhancing Cap Ex	**22,052**	**413**	**55,765**	**1,031**
Total Recurring and NOI Enhancing Cap Ex	**$ 52,420**	**$ 981**	**$ 132,732**	**$ 2,453**

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2026	Cost per Home	Nine Months Ended September 30, 2026	Cost per Home
Average number of homes [3]	53,453		54,106	
Total Repair and Maintenance	**$ 27,805**	**$ 520**	**$ 80,801**	**$ 1,493**

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.

Attachment 13

4Q 2026 and Full-Year 2026 Guidance
September 30, 2026
(Unaudited) (1)

Net Income, FFO and FFO as Adjusted per Share and Unit Guidance	4Q 2026	Full-Year 2026	Prior Guidance	Full-Year 2026 Guidance Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.13 to $0.15	$1.58 to $1.60	$1.03 to $1.11	$0.52
FFO per common share and unit, diluted	$0.63 to $0.65	$2.48 to $2.50	$2.47 to $2.55	($0.02)
FFO as Adjusted per common share and unit, diluted	$0.63 to $0.65	$2.54 to $2.56	$2.49 to $2.57	$0.02
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions)	340.0	348.5	348.5	-
Annualized dividend per share and unit		$1.74	$1.74	-

Same-Store Guidance (Straight-line basis) (2)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline)	1.40% to 1.80%	0.75% to 2.00%	0.225%
Expense growth	2.70% to 3.10%	2.75% to 3.75%	(0.35%)
NOI growth / (decline)	0.80% to 1.20%	0% to 1.25%	0.375%

Investment Guidance ($ in millions)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Dispositions - Consolidated and Joint Venture (at share)	$700	$400 to $750	$125
Apollo Joint Venture Asset Contributions (at share)	$1,340	N/A	N/A
Acquisitions - Consolidated and Joint Venture (at share)	$285 to $365	$130 to $300	$110
Capital Expenditures - Recurring, NOI Enhancing, and Redevelopment	$235 to $245	$220 to $260	-

Corporate Expense Guidance ($ in millions)	Full-Year 2026	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$187 to $189	$187 to $195	($3)
General and Administrative expense, net of adjustments for FFO as Adjusted	$72 to $74	$65 to $75	$3

(1) See Attachment 14 for definitions and other terms.
(2) Excludes the 19 communities totaling 7,059 apartment homes that comprise the joint venture with Apollo which closed on October 30, 2026. These communities are in our Same-Store Communities as of September 30, 2026 for purposes of our segment reporting in accordance with GAAP to be included in our 10-Q for the quarter ended September 30, 2026, but will be excluded in all future periods. This joint venture will be consolidated within the Company's financial statements.

Attachment 14(A)

Definitions and Reconciliations
September 30, 2026
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities and the Company's proportionate share of recurring capital expenditures on unconsolidated partnerships and joint ventures, that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Contractual Return Rate: The Company defines Contractual Return Rate as the rate of return or interest rate that the Company is entitled to receive on a preferred equity investment or loan, as specified in the applicable agreement.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.

Attachment 14(B)

Definitions and Reconciliations
September 30, 2026
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs, software transition related costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2026	YTD 2026
Income/(loss) from unconsolidated entities	$ 1,613	$ 24,580
Management fee	1,176	3,335
Interest expense	6,816	19,224
Depreciation	14,353	42,460
General and administrative	105	367
Preferred Equity Program (excludes loans)	(3,478)	(18,155)
Other (income)/expense	119	410
Realized and unrealized (gain)/loss on real estate technology investments	36	(16,131)
Net (gain)/loss on consolidation	(2,060)	(2,335)
Total Joint Venture NOI at UDR's Ownership Interest	$ 18,680	$ 53,755

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2026	2Q 2026	1Q 2026	4Q 2025	3Q 2025
Net income/(loss) attributable to UDR, Inc.	$ 216,094	$ 69,035	$ 189,831	$ 222,902	$ 40,409
Property management	13,799	13,745	13,758	13,937	13,952
Other operating expenses	10,039	12,966	9,415	7,947	6,975
Real estate depreciation and amortization	161,569	160,120	161,268	163,610	165,926
Interest expense	48,583	47,640	48,576	49,684	50,569
Casualty-related charges/(recoveries), net	548	3,073	5,729	3,248	1,755
General and administrative	20,559	18,714	19,364	22,948	22,732
Tax provision/(benefit), net	489	429	455	37	382
(Income)/loss from unconsolidated entities	(1,613)	(3,271)	(19,696)	(4,934)	(14,011)
Interest income and other (income)/expense, net	(8,144)	(2,596)	(2,434)	(5,406)	(3,714)
Joint venture management and other fees	(3,500)	(2,466)	(2,528)	(4,281)	(2,570)
Other depreciation and amortization	3,479	3,451	3,335	4,451	7,009
(Gain)/loss on sale of real estate owned	(190,084)	(35,704)	(157,416)	(194,974)	-
Net income/(loss) attributable to noncontrolling interests	14,780	4,620	13,073	15,383	2,721
Total consolidated NOI	$ 286,598	$ 289,756	$ 282,730	$ 294,552	$ 292,135

Attachment 14(C)

Definitions and Reconciliations
September 30, 2026
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. QTD Same-Store Communities excludes 19 communities totaling 7,059 apartment homes that were wholly owned by the Company as of September 30, 2026, and were contributed to the joint venture with Apollo announced in October 2026 (the "Pending Joint Venture Portfolio Communities"). The Pending Joint Venture Portfolio Communities are presented separately for informational purposes. A reconciliation of QTD Same-Store results excluding these communities is provided below:

Dollars in thousands	Total Homes	3Q 2026	2Q 2026	1Q 2026	4Q 2025	3Q 2025
Revenue						
Same-Store Communities	44,765	$ 359,317	$ 356,302	$ 351,125	$ 352,318	$ 353,038
Plus: Pending Joint Venture Portfolio Communities	7,059	43,300	43,509	43,116	43,428	43,638
Same-Store including Pending Joint Venture Portfolio	51,824	$ 402,617	**$ 399,811**	**$ 394,241**	**$ 395,746**	**$ 396,676**
Expenses						
Same-Store Communities		$ 115,471	$ 112,252	$ 116,848	$ 110,143	$ 112,946
Plus: Pending Joint Venture Portfolio Communities		14,033	13,394	13,775	13,340	13,194
Same-Store including Pending Joint Venture Portfolio		$ 129,504	**$ 125,646**	**$ 130,623**	**$ 123,483**	**$ 126,140**
NOI						
Same-Store Communities		$ 243,846	$ 244,050	$ 234,277	$ 242,175	$ 240,092
Plus: Pending Joint Venture Portfolio Communities		29,267	30,115	29,341	30,088	30,444
Same-Store including Pending Joint Venture Portfolio		$ 273,113	**$ 274,165**	**$ 263,618**	**$ 272,263**	**$ 270,536**

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. YTD Same-Store Communities excludes 19 communities totaling 7,059 apartment homes that were wholly owned by the Company as of September 30, 2026, and were contributed to the joint venture with Apollo announced in October 2026 (the "Pending Joint Venture Portfolio Communities"). The Pending Joint Venture Portfolio Communities are presented separately for informational purposes. A reconciliation of YTD Same-Store results excluding these communities is provided below:

	Total Homes
Same-Store Communities	44,350
Plus: Pending Joint Venture Portfolio Communities	7,059
Same-Store including Pending Joint Venture Portfolio	51,409

Attachment 14(D)

Definitions and Reconciliations
September 30, 2026
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2026 and fourth quarter of 2026 to forecasted FFO and FFO as Adjusted per share and unit:

	Full-Year 2026	
	Low	High
Forecasted net income per diluted share	$ 1.58	$ 1.60
Conversion from GAAP share count	(0.10)	(0.10)
Net gain on the sale of depreciable real estate owned	(1.10)	(1.10)
Depreciation	2.00	2.00
Noncontrolling interests	0.10	0.10
Net (gain)/loss on consolidation	(0.01)	(0.01)
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	**$ 2.48**	**$ 2.50**
Legal and other costs	0.06	0.06
Severance costs	0.01	0.01
Casualty-related charges/(recoveries)	0.03	0.03
Realized/unrealized (gain)/loss on real estate technology investments	(0.04)	(0.04)
Forecasted FFO as Adjusted per diluted share and unit	**$ 2.54**	**$ 2.56**

	4Q 2026	
	Low	High
Forecasted net income per diluted share	$ 0.13	$ 0.15
Conversion from GAAP share count	(0.01)	(0.01)
Depreciation	0.50	0.50
Noncontrolling interests	0.01	0.01
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	**$ 0.63**	**$ 0.65**
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	**$ 0.63**	**$ 0.65**

Forward-Looking Statements
September 30, 2026
(Unaudited)

Forward-Looking Statements

Certain statements made in this supplement may constitute “forward-looking statements.” Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “outlook,” “guidance,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, conflicts and wars, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.